SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File No.:0-16448

                           NOTIFICACTION OF LATE FILING

(Check  One):  [ ] Form  10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
               [ ] Form N-SAR

                      For Period Ended:    April 30, 2001


[  ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [   ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

     For  the  Transition  Period  Ended: _____________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRATION INFORMATION

Holiday RV Superstores, Inc.
_______________________________________________________________________________
Full name of registrant

_______________________________________________________________________________
Former name if applicable

200 E. Broward, Suite 920
_______________________________________________________________________________
Address of principal executive office (Street and number)

Ft. Lauderdale, FL 33301
_______________________________________________________________________________
City, state and zip code

                                     PART II
                             RULE 12b-25(b)AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The extension is required because the Company was not able to obtain documents, including, documents related to the restructuring of seller notes to equity necessary for its financial statement preparation and review without unreasonable effort or expense.

                                  PART IV OTHER
                                   INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Casey Gunnell              954             522-9903
     ___________________      _____________  ____________________
            (Name)             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Holiday RV Superstores, Inc.
________________________________________________________________________________
                     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 14, 2001                Holiday RV Superstores, Inc.



                                   By: /s/ Casey Gunnell
                                       ___________________________
                                       Casey Gunnell
                                       Chief Financial Officer

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